UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
INDEPENDENCE CONTRACT DRILLING, INC.
 (Name of Issuer)
Common Stock, $0.01 par value per share
 (Title of Class of Securities)
453415309
 (CUSIP Number)
October 1, 2018
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[     ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 453415309	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,375,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,375,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,375,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.83% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Schedule 14A (as defined herein), plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A (as defined herein) and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.

CUSIP No. 453415309	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,375,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,375,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,375,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.83% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Schedule 14A (as defined herein), plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A (as defined herein) and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.

CUSIP No. 453415309	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
STEVEN K. GENDAL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,375,962

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,375,962

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,375,962

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.83% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Schedule 14A (as defined herein), plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A (as defined herein) and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.

CUSIP No. 453415309	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
ANTHEM, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,046,591

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,046,591

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,046,591

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.40% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Schedule 14A (as defined herein), plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A (as defined herein) and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.

Page 6 of 11 Pages

Item 1(a).               Name of Issuer:

Independence Contract Drilling, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

20475 State Highway 249, Suite 300, Houston, Texas 77070

Item 2(a).               Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)     Logen Asset Management LP (“Logen LP”);
ii)    Logen Asset Management GP LLC (“Logen GP”);
iii)   Mr. Steven K. Gendal (“Mr. Gendal”); and
iv)   Anthem, Inc. (“Anthem”).

This Statement relates to the Shares (as defined herein) held for the account of (1) LAM I LLC, a Delaware corporation, which is wholly-owned by Logen Asset Management Master Fund Ltd., a Cayman Islands exempted company (“Logen Fund”), and (2) a separately managed account (the “Managed Account”).  Logen LP serves as investment manager to each of LAM I LLC, the Logen Fund and the Managed Account.  Logen GP is the general partner of Logen LP.  Mr. Gendal is a managing partner of Logen LP and a member of Logen GP.  Anthem is the sole owner of the Managed Account.

Item 2(b).               Adress of Principal Business Office or, if None, Residence:

The principal business address of each of the Logen LP, Logen GP, and Mr. Gendal is 410 Park Avenue, Suite 1510, New York, New York 10022.  The principal business address of Anthem is 120 Monument Circle, Indianapolis, Indiana, 46204-4903.

Item 2(c).               Ctizenship:

i)    Logen LP is a Delaware limited partnership;
ii)   Logen GP is a Delaware limited liability company;
iii)  Mr. Gendal is United States citizen; and
iv)  Anthem is an Indiana corporation.

Item 2(d).               Title of Class of Securities:
Common stock, par value $0.01 per share (the “Shares”)

Item 2(e).               CUSIP Number:

453415309

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                            Check Whether the Person Filing is a:

                                This Item 3 is not applicable.

Page 7 of 11 Pages

Item 4.                    Ownership:

Item 4(a)                Amount Beneficially Owned:

As of October 10, 2018, Logen LP, Logen GP, and Mr. Gendal may be deemed the beneficial owner of 4,375,962 Shares.  This amount consists of (i) 329,371 Shares held for the account of LAM I LLC, and (ii) 4,046,591 Shares held for the Managed Account.

As of October 10, 2018, Anthem may be deemed the beneficial owner of 4,046,591 Shares held for the Managed Account.

Item 4(b)                Percent of Class:

As of October 10, 2018, Logen LP, Logen GP, and Mr. Gendal may be deemed the beneficial owner of approximately 5.83% of Shares outstanding.  (This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Definite Proxy Statement on Schedule 14A filed on August 29, 2018 (“Schedule 14A”), plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.)

As of October 10, 2018, Anthem may be deemed the beneficial owner of approximately 5.40% of Shares outstanding.  (This percentage is based on a total of 75,005,422 Shares outstanding, which is the sum of (i) 38,252,765 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Schedule 14A,  plus (ii) 36,752,657 Shares issued in connection with the merger described in the Issuer’s Schedule 14A and completed on October 1, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed on October 2, 2018.)

Item 4(c)                Number of Shares as to which such person has:
Logen LP, Logen GP, and Mr. Gendal:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,375,962
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,375,962

Anthem:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,046,591
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,046,591

Page 8 of 11 Pages
Item 5.                    Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Managed Account is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal
Title:	Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal
Title:	Member

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name:	Kathleen S. Kiefer
Title:	Vice President, Legal & Corporate Secretary

October 11, 2018

Page 10 of 11 Pages

EXHIBIT INDEX
Ex.		Page No..
A	Joint Filing Agreement	11

Page 11 of 11 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Independence Contract Drilling, Inc. dated as of October 11, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal
Title:	Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal
Title:	Member

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name:	Kathleen S. Kiefer
Title:	Vice President, Legal & Corporate Secretary

October 11, 2018